Exhibit 22.1

List of Subsidiary Guarantors

As of the date of the registration statement of which this Exhibit 22.1 is a part, the 6.0% Convertible Senior Notes due 2027 (the “Notes”) issued by Akoustis Technologies, Inc. (the “Company”) are fully and unconditionally guaranteed by the following subsidiary of the Company.

Guarantor	State or Other Jurisdiction of Incorporation or Organization
Akoustis, Inc.	Delaware